Exhibit 99.2

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, TSX TRUST COMPANY (“DEPOSITARY”). IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL
WITH RESPECT TO THE
COMMON SHARES OF
BITFARMS LTD.

This Letter of Transmittal is for use by registered holders (“Bitfarms Canada Shareholders”) of common shares (the “Bitfarms Canada Shares”) in the capital of Bitfarms Ltd. (“Bitfarms Canada”) in connection with the proposed arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) providing for, among other things, the exchange of each existing Bitfarms Canada Share for one share of common stock, par value U.S.$0.001 per share, of Keel Infrastructure Corp., a newly-incorporated entity formed under the laws of the State of Delaware in the United States of America (“Keel Infrastructure US”). Bitfarms Canada entered into an arrangement agreement with 1576430 B.C. Unlimited Liability Company (“AcquisitionCo”) and Keel Infrastructure US dated February 6, 2026 (the “Arrangement Agreement”), in regards to the Arrangement.

This Letter of Transmittal is for use by registered Bitfarms Canada Shareholders only and is not to be used by beneficial (non-registered) Bitfarms Canada Shareholders. A significant number of Bitfarms Canada Shareholders are beneficial Bitfarms Canada Shareholders because the Bitfarms Canada Shares they beneficially own are not registered in their names but are instead registered in the name of an intermediary (an “Intermediary”), such as a broker, custodian, nominee, bank, trust company, securities dealer or administrator, or in the name of a clearing agency of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS & Co (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). In the United States, the majority of such shares are registered in the name of Cede & Co., the nominee for the Depository Corporation Company, which is the United States equivalent of CDS Clearing and Depository Services Inc. If you are a beneficial Bitfarms Canada Shareholder, you should contact your Intermediary if you have questions regarding this process and carefully follow the instructions from the Intermediary that holds Bitfarms Canada Shares on your behalf in order to deposit your Bitfarms Canada Shares. You should not complete this Letter of Transmittal unless specifically instructed to do so by your Intermediary.

In order for registered Bitfarms Canada Shareholders to receive the Consideration (as defined below) for their Bitfarms Canada Shares, registered Bitfarms Canada Shareholders are required to deposit the certificates representing the Bitfarms Canada Shares held by them (if any) with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, including the attached form of proxy, must accompany all certificates representing Bitfarms Canada Shares (if any) deposited pursuant to the Arrangement.

To properly complete this Letter of Transmittal, registered Bitfarms Canada Shareholders must: (i) Step 1 – complete the information regarding their Bitfarms Canada Shares; (ii) Step 2 - complete their delivery or pick-up instructions; (iii) Step 3 – submit a properly completed IRS Form W-9 or applicable series Form W-8; and (iv) Step 4 – acknowledge the authorizations and duly execute this Letter of Transmittal. Please read the instructions below in completing this Letter of Transmittal and any questions and requests for assistance may be directed to the Depositary at the telephone numbers, email address and locations set forth on the back page of this Letter of Transmittal.

Please note that the delivery of this Letter of Transmittal does not constitute a vote FOR the Arrangement Resolution or any other matters to be considered at the Meeting (as defined below). To exercise your right to vote at the Meeting (as defined below), you must attend the virtual Meeting in person or complete and return the form of proxy that accompanied the Circular to Bitfarms Canada’s transfer agent, TSX Trust Company, by Internet at www.voteproxyonline.com and entering the 12 digit control number, by mail delivery at 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1, or by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 9:00 a.m. (Toronto time) on March 18, 2026, or, if the Meeting is adjourned or postponed, be deposited with the Corporate Secretary of Bitfarms Canada or TSX Trust Company no later than 48 hours (excluding weekends and statutory holidays in Canada and the U.S.) before the Meeting is reconvened.

Bitfarms Canada, AcquisitionCo and Keel Infrastructure US will implement the Arrangement when all of the conditions to closing have been satisfied and/or waived. The Arrangement is subject to a number of closing conditions, some of which are beyond Bitfarms Canada’s, AcquisitionCo’s and/or Keel Infrastructure US’ control, and as a result, there can be no assurance that the Arrangement will be completed, nor can the exact timing of the implementation of the Arrangement be predicted with certainty. The Arrangement is subject to, among other things, the approval of Bitfarms Canada Shareholders at a special meeting of Bitfarms Canada Shareholders scheduled to be held on March 20, 2026 (as the same may be postponed or adjourned, the “Meeting”). If the Arrangement is approved, it is anticipated that the Arrangement will be completed on April 1, 2026.

Reference is made to the Notice of Special Meeting of Bitfarms Canada Shareholders and the Management Information Circular (the “Circular”), each of which is dated February 17, 2026. Bitfarms Canada Shareholders are strongly urged to read the Circular. The Circular and this Letter of Transmittal are available on Bitfarms Canada’s website at www.bitfarms.com as well as under its profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to such terms in the Circular.

If the Arrangement is not completed and the Arrangement Agreement is terminated, the Depositary will return to Bitfarms Canada Shareholders the certificate(s) enclosed with their Letters of Transmittal in accordance with the instructions provided in the Letters of Transmittal and Bitfarms Canada Shareholders will not be entitled to receive any Consideration for their Bitfarms Canada Shares.

General Information

Consideration

Under the Arrangement, each Bitfarms Canada Shareholder will be entitled to receive one share of Keel Infrastructure US Common Stock in exchange for each Bitfarms Canada Share held (the “Consideration”).

Should a Letter of Transmittal with all portions validly completed, together with, as applicable, accompanying certificate(s)/DRS Advice representing Bitfarms Canada Shares or any other documents as the Depositary may reasonably require, be received by the Depositary on or before the day that is three years less one day from the Effective Date, the relevant Bitfarms Canada Shareholder will be entitled to receive, for each Bitfarms Canada Share the Consideration to which the holder thereof is entitled in lieu of such certificate/DRS Advice as contemplated by Section 2.3 and Section 4.1 of the Plan of Arrangement.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Bitfarms Canada Shares deposited pursuant to the Arrangement will be determined by Bitfarms Canada in its sole discretion. Bitfarms Canada reserves the right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Bitfarms Canada reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. There will be no obligation on Bitfarms Canada, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give such notice.

Cancellation of Rights

Certificates representing Bitfarms Canada Shares that are not forwarded to the Depositary together with a properly completed and signed Letter of Transmittal and all other required documents on or before the day that is three years less one day from the Effective Date (i) shall cease to represent a claim by or interest of any former Bitfarms Canada Shareholder of any kind or nature against or in AcquisitionCo, Keel Infrastructure US or Bitfarms Canada and (ii) on such date, all Keel Infrastructure US Common Stock to which such former holder was entitled to shall be deemed to have been surrendered to Keel Infrastructure US for cancellation.

TSX TRUST COMPANY (SEE BACK PAGE FOR ADDRESS, TELEPHONE NUMBER AND ADDITIONAL CONTACT PARTICULARS) OR YOUR FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set out on the back page of this Letter of Transmittal will not constitute a valid delivery. If Bitfarms Canada Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Bitfarms Canada Shareholder. See Instruction 2.

TO:	TSX TRUST COMPANY
AND TO:	BITFARMS LTD.
AND TO:	1576430 B.C. UNLIMITED LIABILITY COMPANY
AND TO:	KEEL INFRASTRUCTURE CORP.

STEP 1

TRANSMITTAL FORM

All Bitfarms Canada Shareholders must complete this step.

In connection with the Arrangement, the undersigned hereby surrenders to you the Bitfarms Canada Shares listed below (and, if applicable, encloses the certificate(s)/direct registration system advice (“DRS Advice”) representing such Bitfarms Canada Shares).

List your Bitfarms Canada Share certificates. If you cannot locate your Bitfarms Canada Share certificates, please check the box indicating that the certificate is lost and review Instruction #7 for the procedure to replace lost or destroyed certificates.

Certificate Number(s)/DRS Advice Account Number	Name in Which Registered	Number of Bitfarms Canada Shares Deposited	Lost

STEP 2
DELIVERY/PICK-UP INSTRUCTIONS

All registered Bitfarms Canada Shareholders must complete this step.

PLEASE COMPLETE BOX “A” AND COMPLETE BOX “B”, AS APPLICABLE.
SEE INSTRUCTIONS 2, 3, 4 AND 5 BELOW.

BOX “A” DELIVERY INSTRUCTIONS ISSUE ANY DRS ADVICE in the name and to the address specified below: (please print or type)

BOX “B”
PICK-UP INSTRUCTIONS

ISSUE ANY DRS ADVICE
in the name of the under-signed AND HOLD ANY DRS ADVICE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY, AT

¡ TORONTO   ¡ MONTREAL   ¡ VANCOUVER   ¡CALGARY

SEE INSTRUCTION SECTION 10 FOR OFFICE ADDRESSES

(please print or type)

(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City Province or State)	(City Province or State)
(Country or Postal (or Zip) Code)	(Country or Postal (or Zip) Code)
(Telephone Business Hours)	(Telephone Business Hours)

STEP 3

To prevent backup withholding on any payment to a Bitfarms Canada Shareholder, such shareholder should complete and return a copy of an IRS Form W-9 (for U.S. Persons) or applicable IRS Form W-8 (for Non-U.S. Persons), which may be obtained from the IRS website (www.irs.gov).

STEP 4

AUTHORIZATION/SIGNATURE

All registered Bitfarms Canada Shareholders must complete this Step.

The undersigned:

1.	transmits herewith the certificate(s)/DRS Advice, if applicable, representing the Bitfarms Canada Shares described above (the “Deposited Shares”) for transfer upon the Arrangement becoming effective;

2.	surrenders to AcquisitionCo, effective at the Effective Date, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution, to deliver the certificates/DRS Advice representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Bitfarms Canada;

3.	represents and warrants that (i) the undersigned is the registered holder of the Deposited Shares being deposited and has good title to the rights represented by the Deposited Shares free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, and together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares, (ii) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person, other than pursuant to the Arrangement, (iii) the surrender of the undersigned’s Deposited Shares complies with applicable laws, (iv) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate, and (v) the delivery of the Consideration that the undersigned is entitled to receive pursuant to the Arrangement will completely discharge any and all obligations of Bitfarms Canada, AcquisitionCo, Keel Infrastructure US and the Depositary with respect to the matters contemplated by the Circular and this Letter of Transmittal. These representations and warranties shall survive the completion of the Arrangement and the delivery to the Depositary of the Deposited Shares;

4.	acknowledges that the undersigned has had the opportunity to review the Circular;

5.	acknowledges that the delivery of the Deposited Shares shall be effected, and the risk of loss and title to such Deposited Shares shall pass, only upon proper receipt thereof by the Depositary;

6.	revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares;

7.	will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares;

8.	understands and acknowledges that no physical certificate(s) for Keel Infrastructure US Common Stock will be issued to Bitfarms Canada Shareholders. A Direct Registration Advice (“DRS Advice”) will be delivered by the Depositary to depositing shareholders. Keel Infrastructure US Common Stock will be held in the name of the applicable Bitfarms Canada Shareholders and registered electronically in Keel Infrastructure US’ records;

9.	instructs the Depositary, upon receipt of this Letter of Transmittal and of the certificate(s)/DRS Advice representing the Bitfarms Canada Shares, if applicable, deposited herewith and following the Effective Date of the Arrangement, to send a DRS Advice representing the shares of Keel Infrastructure US Common Stock, issued as the Consideration for the Deposited Shares, by first class mail, postage prepaid, or to hold such DRS Advice representing the shares of Keel Infrastructure US Common Stock for pick-up, in accordance with the instructions above. DRS Advice mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing;

10.	acknowledges that the Depositary will act as the agent of persons who have deposited Bitfarms Canada Shares herewith for the purposes of receiving DRS Statements for Keel Infrastructure US Common Stock pursuant to the Arrangement and transmitting such DRS Advices to such persons, and receipt thereof by the Depositary shall be deemed to constitute receipt thereof by persons depositing Bitfarms Canada Shares;

11.	acknowledges that each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

12.	acknowledges that the authority herein conferred, coupled with an interest, is not intended to be an enduring power of attorney within the meaning of and governed by the Power of Attorney Act, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (an “EPOA”). The execution of this Letter of Transmittal shall not terminate any such EPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of an EPOA, and the undersigned hereby agrees not to take any action in future which results in the termination of the authority herein conferred;

13.	acknowledges that if the Arrangement is not completed or proceeded with, the enclosed certificate(s)/DRS Statement (if any) and all other ancillary documents (if any) will be returned forthwith to the undersigned in accordance with the instructions set out in Box “A” or Box “B” of Step 2, as applicable, or failing which, will be mailed to the address as it appears on the register of Bitfarms Canada Shareholders;

14.	acknowledges that the undersigned will not receive Consideration in respect of the Deposited Shares until the Arrangement is consummated and until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at the address set out on the back page of this Letter of Transmittal, together with such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is further understood that no interest will accrue on the Consideration payable under the Arrangement for the Deposited Shares; and

15.	by reason of the use by the undersigned of this Letter of Transmittal in the English language, the undersigned and the recipients acknowledge that they are deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’usage de la présente lettre d’envoi en langue anglaise par le ou la soussigné(e), le ou la soussigné(e), et les destinataires sont réputés avoir exigé que tout contrat attesté par l’Arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER SIGNATURE

	Date:	, 20
Signature guaranteed by (If required under Instruction 3):

Authorized Signature of Guarantor	Signature of Bitfarms Canada Shareholder or Authorized Representative – See Instruction 2 and 4

Name of Guarantor (please print or type)	Name of Bitfarms Canada Shareholder (please print or type)

Address of Guarantor (please print or type)	Business Taxpayer Identification, Social Insurance or Social Security Number of Bitfarms Canada Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Bitfarms Canada Shareholder or Authorized Representative

Email address of Bitfarms Canada Shareholder or Authorized Representative

INSTRUCTIONS

1.	Use of Letter of Transmittal

a.	Should a Letter of Transmittal with all portions validly completed, together with, as applicable, accompanying certificate(s)/DRS Advice representing Bitfarms Canada Shares or any other documents as the Depositary may reasonably require, be received by the Depositary on or before the day that is three years less one day from the Effective Date, the relevant Bitfarms Canada Shareholder will be entitled to receive, for each Bitfarms Canada Share the Consideration to which the holder thereof is entitled in lieu of such certificate/DRS Advice as contemplated by Section 2.3 and Section 4.1 of the Plan of Arrangement. Bitfarms Canada Shareholders who do not deliver this Letter of Transmittal and, as applicable, the certificates representing the Bitfarms Canada Shares held by them and all other required documents to the Depositary on or before the date that is three years less one day from the Effective Date will lose their right to receive any Consideration for their Bitfarms Canada Shares under the Arrangement, and be deemed to have been surrendered to Keel Infrastructure US for cancellation.

b.	The method used to deliver this Letter of Transmittal and any accompanying certificates/DRS Advice representing Bitfarms Canada Shares is at the option and risk of the Bitfarms Canada Shareholder surrendering them. Delivery will be deemed effective only when such documents are actually received. Bitfarms Canada recommends that the necessary documentation be hand delivered to the Depositary at the address specified on the back page of this Letter of Transmittal, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Bitfarms Canada Shareholders whose Bitfarms Canada Shares are registered in the name of an Intermediary or clearing agency should contact that Intermediary or clearing agency for assistance in depositing those Bitfarms Canada Shares or clearing agency. Delivery to an office other than to the specified offices of the Depositary does not constitute delivery for this purpose. Do not send any certificates/DRS Advice representing Bitfarms Canada Shares or this Letter of Transmittal to Bitfarms Canada.

2.	Signatures

This Letter of Transmittal must be completed, dated and signed by the registered Bitfarms Canada Shareholder or by such holder’s duly authorized representative (in accordance with Instruction 4).

a.	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s), as applicable, without any change whatsoever, and the certificate(s) (if applicable) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b.	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

i.	such deposited shares must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

ii.	the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the accompanying certificate(s)/DRS Advice and must be guaranteed as noted in Instruction 3.

c.	If any of the Deposited Shares are registered in different names on several certificates/DRS Advice, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.	Guarantee of Signatures

Except as provided below, no signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Bitfarms Canada Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Bitfarms Canada Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution), as per Step 5.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either Bitfarms Canada or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

In all cases, either Box “A” or Box “B” of Step 2 should be completed. If those boxes are not completed, the Consideration for the Bitfarms Canada Shares (or the certificate(s) or DRS Advice(s) in respect of the Bitfarms Canada Shares if the Arrangement is not completed) will be mailed to the address as it appears on the register of Bitfarms Canada Shareholders.

6.	Miscellaneous

a.	If the space on this Letter of Transmittal is insufficient to list all certificates or DRS Advices relating to Deposited Shares, additional certificate/DRS Advice numbers and numbers of Bitfarms Canada Shares may be included on a separate signed list affixed to this Letter of Transmittal as an appendix thereto.

b.	If Bitfarms Canada Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

c.	No alternative, conditional or contingent deposits of Bitfarms Canada Shares will be accepted.

d.	Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified on the back page of this Letter of Transmittal. A copy of this Letter of Transmittal is also available on Bitfarms Canada’s website at www.bitfarms.com as well as under Bitfarms Canadas’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

e.	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the Circular and discuss any questions with his, her or its tax advisor.

f.	Bitfarms Canada reserves the right to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

g.	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.	Destroyed, Lost or Stolen Certificates

If a share certificate has been lost, destroyed or stolen, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary. The Registered Shareholder will be required to complete and submit certain documentation, including a bond and/or indemnity, before payment for the Bitfarms Canada Shares can be received by the Registered Shareholder. [If a DRS Advice representing Bitfarms Canada Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting TSX Trust Company at (416) 342-1091 or toll-free at 1-866-600-5869 or by e-mail at tsxtis@tmx.com, with no bond indemnity required and such copy of the DRS Advice should be deposited with this Letter of Transmittal.

8.	Return of Certificates

If the Arrangement is not completed, your Bitfarms Canada Share certificate(s)/DRS Advice(s) will be promptly returned to you by the Depositary forthwith at the address shown below the signature of the Signatory in this Letter of Transmittal or, failing such address being specified, at the Bitfarms Canada Shareholder’s last address as it appears on the share register of Bitfarms Canada.

9.	Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable TSX Trust Company office locations with Counter services. Pick-up instructions must be selected in Box “B”. Below are the applicable TSX Trust Company office locations:

Montreal	Toronto	Calgary	Vancouver

1701 - 1190 Avenue des Canadiens-de-Montreal, Montreal, QC H3B 0G7	301 - 100 Adelaide Street West, Toronto ON M5H 4H1	Telus Sky Building 2110, 685 Centre Street SW, Calgary AB T2G 1S5	733 Seymour Street, Suite 2310, Vancouver, BC V6B 0S6

Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you from transactions performed by the Depositary for you, forms you send to the Depositary, other communications the Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. Some of your information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary has prepared a privacy code to tell you more about its information practices, how your privacy is protected and how to contact its Chief Privacy Officer. The privacy code is available at the Depositary’s website, www.tsxtrust.com, or may be obtained upon written request submitted to the Depositary at: Chief Privacy Officer, TSX Trust Company, 301 - 100 Adelaide Street West, Toronto ON M5H 4H1. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to the Depositary so doing.

THE DEPOSITARY FOR THE ARRANGEMENT IS:

TSX TRUST COMPANY

By Registered Mail, Hand or by Courier

100 Adelaide Street, Suite 301

Toronto, ON M5H 4H1
Attention: Corporate Actions

Inquiries

Toll Free (North America): 1-866-600-5869
E-Mail: TSXTIS@tmx.com

Any questions and requests for assistance may be directed by the Bitfarms Canada Shareholders to the Depositary at the telephone numbers, email address and locations set out above.